Mail Stop 4561

August 6, 2008

Michael W. Laphen
Chairman, President, and Chief Executive Officer
Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, VA 22042

> **Re: Computer Sciences Corporation**
> **Form 10-K for Fiscal Year Ended March 28, 2008**
> **Filed May 27, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 3, 2008**
> **File No. 001-04850**

Dear Mr. Laphen:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 28, 2008

General

1.   Please tell us how you determined not to discuss either of your two recent financial restatements in your annual report, by including, for example, a risk factor or other disclosure on this subject.

Item 3. Legal Proceedings, page 11

2.   In future filings, please make sure that your disclosure in this section includes the name of the court or agency in which the proceedings are pending, as well as the date instituted. See Item 103 of Regulation S-K. For example, you do not state when, or in which district of New York federal court, the stock option backdating case was filed.

3.   On page 11 you state: "The Company has converted the 16 submitted Requests for Equitable Adjustment (REAs) to interest bearing claims under the Contract Disputes Act (CDA) totaling approximately $900 million on two U.S. Federal contracts." Please briefly explain this disclosure to us in your response and confirm that in future filings, as necessary, you will describe the conversion process, the reason for the conversion, and its implications.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(b) Purchases of Equity Securities, page 15

4.   You do not appear to have provided in the footnotes to your repurchase table the information regarding your repurchase program required by Instruction 2 to paragraphs (b)(3) and (b)(4) of Item 703. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Fiscal 2008 Highlights, page 21

5.   We note your reconciliation of free cash flow to net cash provided by operating activities. Please tell us how you considered Question 12 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Results of Operations, page 25

6.   In your discussion of revenues, you refer to various factors that have impacted results without quantifying the impact of each factor. In future filings, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section II.D of SEC Release No. 34-26831.

Item 8. Consolidated Financial Statements and Supplementary Data

Note 12. Commitments and Contingencies

Contingencies, page 91

7.   We note your disclosures that you adjusted the claim value associated with your first set of disputed contract claims downward. Further, we note that the U.S. Government denied your second set of disputed contract claims on November 15, 2007. Please provide us with the following:

- Explain the specific facts and circumstances that led you to conclude that the first set of disputed contract claims should be adjusted downward and clarify for us why this adjustment had no impact on your consolidated balance sheet;
- Tell us more about the "standard review" and when you intend to perform such a review on the second set of disputed contract claims;
- Although we understand that you may not have experience in claim denials of this magnitude, describe your experience with smaller claim denials that involve requests for additional fees;
- Tell us whether you have received updated legal opinions regarding these claims and summarize the content of any such updated opinions;

Item 9A. Controls and Procedures Evaluation of Controls and Procedures, page 103

8.   You have provided management's annual report on internal control over financial reporting in the section of your filing entitled "Item 8. Consolidated Financial Statements and Supplementary Data." Please explain why you have not provided this information in the section of your filing entitled "Item 9A. Controls and Procedures," as set forth in Form 10-K. Placing this report in Item 8, instead of in Item 9A, impacts the transparency of your disclosure.

9.   You present the conclusions of your company regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Item 307 of Regulation S-K requires you to present the conclusions of your chief executive officer and chief financial officer in these matters. See also Item 601(b)(31) of Regulation S-K and paragraph 4(c) of Exhibits 31.1 and 31.2. Please confirm that the conclusions expressed are those of your chief executive officer and chief financial officer, and confirm that you will state the conclusions accordingly in future filings.

Exhibits 31.1 and 31.2

10.   You make several references in paragraphs 2, 3, and 4 of your certifications to your "annual report." In addition, you have changed language in paragraph 4(d)

of the certifications. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please confirm that in future filings your certifications will conform to the exact language of Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Oversight of Related Person Transactions, page 7

11.   We note your statement that: "There are no related party transactions between the Company and any of the independent directors; and there are no related party transactions between the Company and any of the executive officers named in the Summary Compensation Table on page 25, other than as disclosed elsewhere herein." The disclosure standard you employ appears to differ materially from that set forth in Item 404(a) of Regulation S-K, both as to the persons who are covered by the regulation and the time period for which disclosure is necessary. Confirm to us that you had no transactions to disclose under the standard set forth in Item 404(a) of Regulation S-K, and confirm that in future filings you will revise your disclosure in this section to more clearly conform to Item 404(a) of Regulation S-K. Furthermore, all disclosure regarding transactions with related persons should appear under this heading, rather than by qualifying your statement by reference to transactions that may or may not be disclosed elsewhere in your report.

12.   We note that you have not adopted formal written policies and procedures for reviewing and approving transactions with related persons. In accordance with Item 404(b)(1)(iv) of Regulation S-K, you should state how such policies and procedures are evidenced. Furthermore, please provide us with proposed disclosure for future filings regarding your informal and/or unwritten policies and procedures relating to transactions with related persons. If you have no such policies and procedures, you should make a statement to that effect in your annual report, and also disclose how you determined that this is appropriate.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief